Parkway Properties, Inc Ratio of earnings to fixed charges (Dollars in thousands)	Exhibit 12

	Nine Months
	Ended	Year Ended December 31
	September 30, 2008	2007	2006	2005	2004	2003

Net income	$15,167	$19,691	$25,683	$20,808	$29,515	$43,181

Adjustments:
Discontinued operations	(21,828)	(2,473)	(7,079)	(6,548)	(3,464)	(1,014)
(Gain) loss on real estate and securities	—	(20,307)	(17,646)	(1,038)	(4,310)	(10,661)
Minority interest	—	2	1	3	2	3
Income taxes	2	(27)	30	6	(49)	5

Consolidated pretax income from continuing operations	(6,659)	(3,114)	989	13,231	21,694	31,514

Less equity in earnings of unconsolidated joint ventures	(802)	(1,008)	(751)	(1,496)	(1,697)	(2,212)

Distributed income from unconsolidated joint ventures	893	1,125	16,729	4,432	2,573	3,148

Interest expense	43,645	51,370	41,969	33,964	24,820	18,860

Amortization of loan costs	1,309	1,176	1,074	1,480	997	858

Earnings	$38,386	$49,549	$60,010	$51,611	$48,387	$52,168

Interest expense	$43,645	$51,370	$41,969	$33,964	$24,820	$18,860
Capitalized interest	601	242	—	—	15	—
Amortization of loan costs	1,309	1,176	1,074	1,480	997	858
Preferred stock dividends	3,600	4,800	6,573	7,146	9,986	14,062

Fixed charges	$49,155	$57,588	$49,616	$42,590	$35,818	$33,780

Ratio of earnings to fixed charges	0.78	0.86	1.21	1.21	1.35	1.54